[DAVIS GRAHAM & STUBBS LLP LETTERHEAD]

December 22, 2006

Via EDGAR

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Westcore Trust (File No. 2-75677)
Preliminary Proxy, Schedule 14A, filed December 6, 2006

Dear Mr. Greene:

As counsel to the Westcore Trust, we received your comments telephonically on December 14, 2006 and have amended the captioned Preliminary Proxy accordingly in the Definitive Proxy dated of even date as this letter. To assist in your review of these materials, we discuss below the disposition of each of your comments, which are numbered below for your convenience.

General

1.              Please review SEC Press Release No. 2004-89 entitled “SEC Staff to Publicly Release Comment Letters and Responses” articulating the SEC staff’s position regarding the release of comment letters and filer responses relating to disclosure filings reviewed by the Division of Corporation Finance and the Division of Investment Management.  In that press release, the staff states that all comment letters and response letters relating to disclosure filings made after August 1, 2004 will be released to the public.  The staff also requests that all companies represent in writing that they will not use the SEC’s comment process as a defense in any securities related litigation against them and states that the request and representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the company.  Please provide your response to my comments and the requested representation as separate correspondence.

1.               A copy of the requested representation from the Westcore Trust (the “Trust”) is attached hereto as Exhibit A.  In response to your further comment regarding filing procedure, this response and the related representation will be filed with the Commission via EDGAR as separate correspondence so that it will be assigned a separate accession number.

2.              General Comment:  Please take note of the Commission’s statements regarding the use of “Plain English,” and its specific guidance relating to the use of large blocks of capitalized text such as that found on page 1 of the Preliminary Proxy. In our view, use of capitalization for emphasis for large blocks of text may be confusing to the reader and/or difficult to read.  In contrast, we note that use of boldface lower case type is an acceptable alternative.

2.               The Definitive Proxy has been revised throughout to eliminate large blocks of text containing all capital letters and to substitute therefor boldface type.  See, e.g., conforming changes to the Shareholder letter, the Notice of Special Meeting of Shareholders and to pages 1, 14, 21, 33, and P-1 of the Definitive Proxy.

3.              General Comment: Please revise the summary description of Proposal 2, as noted in the Notice of Special Meeting of Shareholders, to indicate that some of the sub-proposals seek elimination of investment restrictions.

3.               The summary description of Proposal 2 has been revised throughout Westcore’s Definitive Proxy, as follows:

“For shareholders of each Westcore Fund, to standardize, simplify, modernize and in some instances eliminate, the fundamental investment restrictions of such fund.”  See also, e.g., conforming changes to the Shareholder Letter, to the Notice of Special Meeting of Shareholders and to pages 2, 14, and P-2 of the Definitive Proxy.

4.              Pages 4 and 14 of the Preliminary Proxy: Please reconcile language on pages 4 and 14 which describes the way in which the proposed revisions to the fundamental investment restrictions will affect the Funds.

4.               The answer to the question “How would those revisions affect my Fund?” has been deleted in its entirety and replaced with the following:

“The revised restrictions do not affect the investment objectives of your Fund, which remains unchanged.  The revised restrictions may give your Fund an increased ability to engage in certain activities.  However, the proposed modifications are not expected to materially affect the manner in which the Fund is managed, the investment program of the Fund, or the investment performance of the Fund.  The Board does not anticipate that the changes, individually, or in the aggregate, will result in a material change in the level of investment risk associated with an investment in the Fund.”  See, e.g., page 4 of the Definitive Proxy.

5.              Page 7 of the Preliminary Proxy:  Please clarify the reference to the 75% “independence” test.

5.               The reference has been revised to clarify that the applicable 75% “independence test” arises not out of Rule 0-1(a)(7)(i) under the 1940 Act (the “Fund Governance Rule”), but rather out of Section 15(f) of the 1940 Act and the circumstances surrounding the acquisition of Tempest Investment Counselors by Denver Investment Advisors LLC, and the related merger of three funds managed by Tempest into similarly managed Westcore funds. See pages 7 and 8 of the Definitive Proxy.

6.              Pages 9 and 10 of the Preliminary Proxy:  Please disclose in a heading similar to the one used in the table on page 6 whether the Trustees or Nominees are independent or members of management.

6.               The caption “Independent Nominees” has been added to the share ownership table on page 10, and the caption “Independent Trustees” has been added to the trustee compensation table on page 11.  See pages 10 and 11 of the Definitive Proxy.

7.              Proposal 2 of the Preliminary Proxy Description Generally (Pages 14 to 21): Please clarify the funds’ intentions with respect to their activities where the fund reserves freedom of action, once the policy is no longer fundamental.

7.               Additional language has been added to several proposals to describe the intentions of the funds, assuming the applicable fundamental policy is revised.  For example, the expanded language for proposal 2A follows.

“If the proposed modifications are approved by the shareholders of a Fund, the Fund intends to adopt a non-fundamental policy that will be identical to the Fund’s current fundamental policy described above, except that the threshold borrowing limitation (including reverse repurchase agreements) at which the Fund will not purchase securities will be raised from 5% to 10% of its total assets.”  See also pages 16, 17, 18, 19 and 20 of the Definitive Proxy.

8.              Page 15 of the Preliminary Proxy, third full paragraph: Please replace the colloquial term “long” with a generally recognized description of ownership.

8.               The phrase “being long with respect to” has been replaced with “owning.”  The sentence now reads:  “A fund generally can cover its risk either by owning the instrument underlying the transaction or by segregating or earmarking on its books and records liquid securities equal in value to the fund’s potential exposure.”  See page 15 of the Definitive Proxy.

9.              Page 16 of the Preliminary Proxy [Proposal 2.C], and elsewhere: Please clarify and simplify the proposed fundamental policy on concentration.

9.               The fundamental policy on concentration has been revised as follows:

“The Fund may not concentrate investments in a particular industry or group of industries as concentration is defined under the 1940 Act, except the Fund may (a) concentrate in accordance with the 1940 Act, the rules or regulations thereunder or applicable orders of the of the SEC, and any applicable exemptive relief, as such statutes, rules, regulations, or orders may be amended from time to time, and (b) concentrate in obligations issued or guaranteed by the United States government, its agencies, or instrumentalities.”  See, e.g., page 17 of the Definitive Proxy.

In addition, the following information has been added to the discussion of proposed modifications relating to concentration:

“For the purposes of this limitation, the Trust currently intends to use the Bloomberg Industry Subgroups classification titles.  The Trust may use other classification titles, standards, and systems from time to time, as it determines to be in the interests of shareholders.”  See page 17 of the Definitive Proxy.

10.       Page 18 of the Preliminary Proxy, first full paragraph [Proposal 2.E – Diversification]:  Please clarify the reference to the Internal Revenue Code to distinguish that the referenced limitations are imposed only if the Fund wishes to qualify as a Regulated Investment Company (RIC) under the Internal Revenue Code.

10.         The final paragraph in the discussion of proposed modifications of Proposal 2E has been revised as follows:

“The fundamental policy is not necessary because it duplicates the diversification requirements imposed on mutual funds, such as the Westcore Funds, that seek to qualify as a “regulated investment company” (RIC) under the Internal Revenue Code of 1986.  Qualification as a RIC allows the mutual fund shareholder to generally be subject to one layer of taxation, rather than two.”  See page 18 of the Definitive Proxy.

11.       Page 19 of the Preliminary Proxy, [Proposal 2.G - Real Estate Proposal]:  Please clarify restrictions, if any, on direct investments in real estate.

11.         In compliance with your request, language has been added to the discussion of proposed modifications of Proposal 2G to clarify restrictions on direct investments as follows:

“Under the 1940 Act, the primary restriction on direct investments in real estate, to the extent such investments are deemed to be illiquid, is 15% of the net asset value of the applicable fund.”  See page 19 of the Definitive Proxy.

12.       Page 20 of the Preliminary Proxy, [Proposal 2.I – Margin Purchases and Short Sales]:  Please clarify the “other” limitations imposed by the 1940 Act that will govern the Fund’s ability to make purchases on margin or to engage in short sales.

12.         The last sentence in the discussion of proposed modifications under Proposal 2.I has been modified to clarify such “other” limitations, as follows:

“The Funds’ ability to make purchases on margin and to engage in short sales will remain subject to other limitations imposed by the 1940 Act, such as the leverage limitation described in connection with Proposal 2.A, above.”  See page 20 of the Definitive Proxy.

13.       Page 20 of the Preliminary Proxy, [Proposal 2.K – Acquisition of Other Investment Companies]:  Please add a reference to Section 12(d)(1).

13.         Language has been added to the discussion of proposed modifications of Proposal 2.K to recognize statutory limitations imposed under Section 12(d)(1) of the 1940 Act, as follows:

“The Funds’ ability to invest in other investment companies will remain subject to other limitations imposed by the 1940 Act, such as Section 12(d)(1) of the 1940 Act, Section 12(d)(1) imposes diversification requirements on mutual funds, but is itself subject to numerous rules, orders, and exemptive relief that limit the applicability of those diversification requirements.”  See page 21 of the Definitive Proxy.

14.       Page 20 of the Preliminary Proxy, [Proposal 2.L – Written or Sold Derivatives]:  Please clarify the “other” limitations imposed by the 1940 Act that will govern the Fund’s ability to write or sell derivatives.

14.         Language has been added to the discussion of proposed modifications of Proposal 2.L to clarify the 1940 Act limitations on the Funds’ ability to write or sell derivatives, as follows:

“The Funds’ ability to write or sell derivatives will remain subject to other limitations imposed by the 1940 Act such as the leverage limitation described in connection with Proposal 2.A, above.  See page 21 of the Definitive Proxy.

15.       Page 22 of the Preliminary Proxy, Broker non-votes and abstentions:  Please clarify how broker non-votes and abstentions will be treated for the purpose of adjournments.

15.         Language has been added and revised in the fourth full paragraph of the discussion of Quorum and Voting to clarify how broker non-votes and abstentions will be treated for the purpose of adjournments, as follows:

“The persons named as proxies will vote the proxies (including broker non-votes and abstentions) in favor of adjournment if they determine additional solicitation is warranted and in the interests of shareholders of the Trust or the applicable Fund.”  See page 22 of the Definitive Proxy.

16.       Page 25 of the Preliminary Proxy, Shareholder proposals:  Please clarify whether the shareholder proposal notification requirement relates exclusively to proposals that a shareholder seeks to include in the company’s proxy statement.

16.         Language has been added to clarify that the shareholder proposal notification requirement relates to proposals submitted for inclusion in this proxy statement, as follows:

“Notice of shareholder proposals to be included in this Proxy Statement and presented at the Meeting must have been received within a reasonable time before the Fund began to mail this Proxy Statement.”  See page 33 of the Definitive Proxy.

17.       Proxy Card to the Preliminary Proxy:  Please add additional language about each sub-proposal under Proposal 2 to briefly describe the type of action requested with respect to such proposals (e.g., “eliminate,” “modify,” etc.)

17.         Language has been added to the Proxy Card related to each sub-proposal under Proposal 2 of the Preliminary Proxy to briefly describe the type of action requested with respect to such proposals, as follows:

“(2A)             Modify Borrowing and Senior Securities Restriction

(2B)                    Modify Commodities and Eliminate Oil, Gas and Minerals Restriction

(2C)                    Modify Concentration Restriction

(2D)                   Modify Diversification Restriction (not applicable to Westcore Colorado Tax-Exempt Fund and Westcore Select Fund)

(2E)                     Eliminate Diversification Restriction (applicable to Westcore Colorado Tax-Exempt Fund only)

(2F)                     Modify Loans and Repurchase Agreements Restriction

(2G)                    Modify Real Estate Restriction

(2H)                   Modify Underwriting Restriction

(2I)                        Eliminate Margin Purchases and Short Sales Restriction

(2J)                       Eliminate Controlled Companies Restriction

(2K)                   Eliminate Other Investment Companies Restriction

(2L)                     Eliminate Written or Sold Derivatives Restriction”

See page P-2 of the Definitive Proxy. Similar changes were made to the summary of proposals on page 3 of the Definitive Proxy.

I can be reached at 303-892-7381 if you have any questions about any of the responses above.

Very truly yours,

/s/ Peter H. Schwartz
Peter H. Schwartz
for
DAVIS GRAHAM & STUBBS LLP

Enclosures

EXHIBIT A

[WESTCORE LETTERHEAD]

December 22, 2006

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn.: Mr. Larry Greene

Dear Mr. Greene:

Westcore Trust has reviewed the SEC Press Release No. 2004-89 entitled “SEC Staff to Publicly Release Comment Letters and Response” articulating the SEC staff’s position regarding the release of comment letters and filer responses relating to disclosure filings reviewed by the Division of Corporation Finance and the Division of the Investment Management. In that press release, the staff states that all comment letters and response letters relating to disclosure filings made after August 1, 2004 will be released to the public.

The staff also requests that all companies represent in writing that they will not use the SEC’s comment process as a defense in any securities related litigation against them and states that the request and representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the company.

In accordance with that request, Westcore Trust hereby represents to the SEC staff that Westcore Trust will not use the SEC’s comment process as a defense in any securities related litigation against them and acknowledges that the staff’s request and this representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving Westcore Trust.

Sincerely,

/s/ Jasper R. Frontz
Jasper R. Frontz
Treasurer